Newmont Mining Corporation
6363 South Fiddler’s Green Circle
Greenwood Village, CO 80111
T 303.863.7414
F 303.837.58
www.newmont.com

VIA EDGAR

April 22, 2014

Mr. John Reynolds
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Newmont Mining Corporation
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 21, 2014
File No. 001-31240

Dear Mr. Reynolds:

Please find below the response of Newmont Mining Corporation (the “Company” or “Newmont”), to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that was contained in the Staff’s letter to Mr. Stephen P. Gottesfeld dated April 8, 2014 (the “Comment Letter”).

For ease of reference, the comment contained in the Comment Letter is reprinted below in bold and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2013

Proven and Probable Reserves page 38

1.
Please forward to our engineer as supplemental information and not as part of your filing, your technical report or the information that establishes the legal, technical, and economic feasibility of the materials designated as reserves for your Long Canyon, Nevada and Merian, Suriname properties, as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:

●	Property and geologic maps
●	Description of your sampling and assaying procedures
●	Drill-hole maps showing drill intercepts
●	Representative geologic cross-sections and drill logs

Mr. John Reynolds
April 22, 2014

●	Description and examples of your cut-off calculation procedures
●	Cutoff grades used for each category of your reserves and resources
●	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves
●	A detailed description of your procedures for estimating reserves
●	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which include the cash flow analyses
●	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

The supplemental information requested by Staff Comment No. 1 has been provided to the Staff under separate cover by letter dated April 22, 2014, on a confidential, supplemental basis pursuant to Rule 12b-4 promulgated under the Exchange Act of 1934, as amended. In accordance with Rule 12b-4, Newmont requests that such material be returned promptly following completion of the Staff’s review of the Company’s Form 10-K for the fiscal year ended December 31, 2013.  Newmont also requested confidential treatment of such material, in accordance with the Freedom of Information Act and Rule 83 of the Commission’s Rules on Information and Requests  (17 C.F.R. § 200.83).

*****

In connection with responding to the Staff’s comments, the Company is aware of and acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Reynolds
April 22, 2014

The Company would be pleased to receive any responses whenever they become available, and is prepared to make every effort to respond in a timely manner to the Staff’s comments.  If the Staff wishes to discuss the responses provided above or the confidential supplemental information provided under separate cover, please do not hesitate to contact me at (303) 837-5737, Don Doe, Group Executive – Reserves and Resources at (303) 708-4599, Ian Douglas, Group Executive, Value Assurance at (303) 708-4333 or Logan Hennessey, Associate General Counsel and Assistant Corporate Secretary, at (303) 837-5674.

Sincerely,

/s/ Stephen P. Gottesfeld

Stephen P. Gottesfeld
Executive Vice President, General
Counsel and Corporate Secretary

cc: John Coleman, Mining Engineer

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